Exhibit 99.1

ATRenew Inc. Reports Unaudited First Quarter 2026 Financial Results

SHANGHAI, May 19, 2026 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a pioneer in technology-driven recycling and trade-in solutions for consumer products in China, today announced its unaudited financial results for the three months ended March 31, 2026.

First Quarter 2026 Highlights

•
Total net revenues grew by 32.4% to RMB6,160.1 million (US$893.0 million) from RMB4,653.5 million in the same period of 2025.
•
Income from operations increased by 154.9% to RMB185.3 million (US$26.9 million) from RMB72.7 million in the same period of 2025. Adjusted income from operations (non-GAAP)1 grew by 70.2% to RMB190.5 million (US$27.6 million) from RMB111.9 million in the same period of 2025.
•
Net income increased by 215.7% to RMB135.1 million (US$19.6 million) from RMB42.8 million in the same period of 2025. Adjusted net income (non-GAAP)1 grew by 79.6% to RMB140.1 million (US$20.3 million) from RMB78.0 million in the same period of 2025.
•
Number of consumer products transacted2 was 10.8 million compared to 9.5 million in the same period of 2025.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “ATRenew achieved accelerated growth across multiple dimensions in the first quarter of 2026. Total net revenue reached RMB6,160.1 million, representing a 32.4% year-on-year increase. We deepened our self-operated capabilities across the value chain. On the sourcing side, we continuously improved users' awareness of recycling and trade-in programs, expanded our doorstep fulfillment network, and actively deployed our capital to acquire first-hand sources. In the meantime, we leverage AI capabilities to offer better prices, thus strengthening control over upstream supply while delivering a more reliable user experience. As we expanded our compliant refurbishment capacity to a high standard on the processing side, we also ensured supply for our direct retail business and high-quality resale to small business owners on the distribution side. These efforts ultimately created greater value end-to-end across the entire value chain.”

1. For all measures labeled as “non-GAAP” on this page and following pages, please see “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “In addition to strong topline growth, ATRenew also achieved rapid profit growth in the first quarter of 2026. Adjusted income from operations increased by 70.2% year-on-year to RMB190.5 million. In refining our management and operations, we prioritized building out doorstep fulfillment capabilities and optimizing operational spending. These initiatives, combined with economies of scale, drove year-on-year improvements in our key expense ratios, effectively boosting profitability for the quarter. Looking forward, we will continue to pursue rapid growth in scale and revenue, seize development opportunities in the second-hand industry, and further optimize our cost structure to create long-term value for both users and shareholders.”

First Quarter 2026 Financial Results

REVENUE

Total net revenues increased by 32.4% to RMB6,160.1 million (US$893.0 million) from RMB4,653.5 million in the same period of 2025.

•
Net product revenues increased by 34.4% to RMB5,729.8 million (US$830.6 million) from RMB4,263.7 million in the same period of 2025. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics through the Company’s online channels.
•
Net service revenues increased by 10.4% to RMB430.3 million (US$62.4 million), compared to RMB389.8 million in the same period of 2025. This increase was primarily due to an increase in the service revenue generated from multi-category recycling business and PJT Marketplace.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB5,987.9 million (US$868.1 million), compared to RMB4,581.0 million in the same period of 2025, representing an increase of 30.7%.

•
Merchandise costs were RMB4,816.8 million (US$698.3 million), compared to RMB3,615.9 million in the same period of 2025, representing an increase of 33.2%. The increase was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB524.0 million (US$76.0 million), compared to RMB427.8 million in the same period of 2025, representing an increase of 22.5%. The increase was primarily due to (i) an increase in personnel costs driven by the growth of our business, and (ii) an increase in operating center related expenses as the Company conducted more recycling and transaction activities compared with the same period of 2025.
•
Selling and marketing expenses were RMB493.9 million (US$71.6 million), compared to RMB418.9 million in the same period of 2025, representing an increase of 17.9%. The increase was primarily due to an increase in commission expenses in relation to channel service fees, partially offset by a decrease in amortization of intangible assets resulting from assets and business acquisitions due to the maturity of major remaining intangible assets in the second quarter of 2025.
•
General and administrative expenses were RMB79.8 million (US$11.6 million), compared to RMB63.4 million in the same period of 2025, representing an increase of 25.9%. The increase was primarily due to an increase in personnel costs and sales tax and associated charges, partially offset by a decrease in share-based compensation expenses.
•
Research and development expenses were RMB73.4 million (US$10.6 million), compared to RMB55.0 million in the same period of 2025, representing an increase of 33.5%. The increase was primarily due to an increase in personnel costs.

INCOME FROM OPERATIONS

Income from operations was RMB185.3 million (US$26.9 million), representing an increase of 154.9% from RMB72.7 million in the same period of 2025.

Adjusted income from operations (non-GAAP) was RMB190.5 million (US$27.6 million), representing an increase of 70.2% from RMB111.9 million in the same period of 2025.

NET INCOME

Net income was RMB135.1 million (US$19.6 million), representing an increase of 215.7% from RMB42.8 million in the same period of 2025.

Adjusted net income (non-GAAP) was RMB140.1 million (US$20.3 million), representing an increase of 79.6% from RMB78.0 million in the same period of 2025.

BASIC AND DILUTED NET INCOME PER ORDINARY SHARE

Basic and diluted net income per ordinary share were RMB0.84 (US$0.12) and RMB0.84 (US$0.12), compared to RMB0.27 and RMB0.26 in the same period of 2025.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB0.87 (US$0.13) and RMB0.87 (US$0.13), compared to RMB0.48 and RMB0.48 in the same period of 2025.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB1,718.8 million (US$249.2 million) as of March 31, 2026, as compared to RMB2,187.4 million as of December 31, 2025.

Business Outlook

For the second quarter of 2026, the Company currently expects its total revenues to be between RMB6,240.0 million and RMB6,340.0 million, representing an increase of 25.0% to 27.0% year-over-year. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Developments

On June 30, 2025, the board of directors of the Company (the “Board”) authorized a new share repurchase program, under which the Company may repurchase up to US$50 million of its shares (including ADSs) over a 12-month period starting from June 30, 2025. During the first quarter of 2026, the Company repurchased a total of approximately 0.5 million ADSs for approximately US$2.7 million. As of March 31, 2026, the Company had cumulatively repurchased a total of approximately 2.3 million ADSs for approximately US$10.6 million, with approximately US$39.4 million remaining available for repurchases under the share repurchase program. On May 19, 2026, the Board has authorized an extension of the existing share repurchase program for an additional 12-month period commencing from June 30, 2026, with other key terms remaining unchanged.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, May 19, 2026 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	2239384

The replay will be accessible through May 26, 2026 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-855-669-9658
Access Code:	3889521

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. is a pioneer in technology-driven recycling and trade-in solutions for consumer products in China. Since inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, reducing the environmental impact of pre-owned consumer products by facilitating recycling, trade-ins and distribution that prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Powered by proprietary technologies and a scalable platform ecosystem, ATRenew enhances transaction efficiency and pricing transparency for consumers and merchants alike while advancing circular economy standards in China. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2026.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net income and adjusted net income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is income from operations excluding the share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income is net income excluding the share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions and tax effects of amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income per ordinary share is adjusted net income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net income per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in income from operations and net income. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The share-based compensation expenses, amortization of intangible assets resulting from assets and business acquisitions and tax effects of amortization of intangible assets resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to income from operations, net income, and net income attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

Christensen Advisory

Email: rere@christensencomms.com

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of December 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,537,461	1,012,641	146,802
Restricted cash	500	500	72
Short-term investments	267,641	247,913	35,940
Amount due from related parties, net	414,779	482,458	69,942
Inventories	1,074,080	1,486,198	215,453
Funds receivable from third party payment service providers	381,284	457,279	66,292
Accounts receivables, net	131,598	145,388	21,077
Prepayments and other receivables, net	933,960	941,984	136,560
Total current assets	4,741,303	4,774,361	692,138
Non-current assets:
Long-term investments	485,401	467,253	67,737
Property and equipment, net	239,378	235,968	34,208
Intangible assets, net	10,653	9,875	1,432
Other non-current assets	489,209	497,693	72,150
Total non-current assets	1,224,641	1,210,789	175,527
TOTAL ASSETS	5,965,944	5,985,150	867,665
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	322,855	294,706	42,723
Accounts payable	335,622	225,011	32,620
Contract liabilities	231,771	271,178	39,313
Accrued expenses and other current liabilities	644,782	841,980	122,061
Accrued payroll and welfare	189,904	181,242	26,275
Amount due to related parties	178,224	160,367	23,248
Total current liabilities	1,903,158	1,974,484	286,240
Non-current liabilities:
Operating lease liabilities, non-current	70,031	64,847	9,401
Deferred tax liabilities	2,352	2,235	324
Total non-current liabilities	72,383	67,082	9,725
TOTAL LIABILITIES	1,975,541	2,041,566	295,965
TOTAL SHAREHOLDERS' EQUITY	3,990,403	3,943,584	571,700
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,965,944	5,985,150	867,665

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Net revenues
Net product revenues	4,263,679	5,831,223	5,729,814	830,649
Net service revenues	389,766	422,968	430,300	62,380
Operating (expenses) income (1)(2)
Merchandise costs	(3,615,916)	(5,032,320)	(4,816,769)	(698,285)
Fulfillment expenses	(427,849)	(483,139)	(524,048)	(75,971)
Selling and marketing expenses	(418,858)	(464,083)	(493,873)	(71,597)
General and administrative expenses	(63,374)	(59,966)	(79,831)	(11,573)
Research and development expenses	(55,004)	(62,618)	(73,404)	(10,641)
Other operating income, net	244	19,575	13,131	1,904
Income from operations	72,688	171,640	185,320	26,866
Interest expense	(1,885)	(1,152)	(2,125)	(308)
Interest income	8,374	628	3,938	571
Other loss, net	(6,487)	(8,344)	(15,973)	(2,316)
Income before income taxes and share of loss in equity method investments	72,690	162,772	171,160	24,813
Income tax expenses	(6,270)	(16,284)	(19,022)	(2,758)
Share of loss in equity method investments	(23,620)	(16,153)	(17,044)	(2,471)
Net income	42,800	130,335	135,094	19,584
Net income per ordinary share:
Basic	0.27	0.81	0.84	0.12
Diluted	0.26	0.80	0.84	0.12
Weighted average number of shares used in calculating net income per ordinary share
Basic	161,373,633	161,005,931	160,826,793	160,826,793
Diluted	162,568,603	162,019,666	161,376,066	161,376,066
Net income	42,800	130,335	135,094	19,584
Foreign currency translation adjustments	(999)	2,353	(7,080)	(1,026)
Total comprehensive income	41,801	132,688	128,014	18,558

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands)

	Three months ended,
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(2,357)	(2,965)	(1,745)	(253)
Selling and marketing expenses	(4,437)	(1,424)	(642)	(93)
General and administrative expenses	(3,956)	(2,415)	(845)	(122)
Research and development expenses	(1,983)	(2,298)	(1,130)	(164)
(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(26,479)	(780)	(780)	(113)
Research and development expenses	—	—	—	—

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Income from operations	72,688	171,640	185,320	26,866
Add:
Share-based compensation expenses	12,733	9,102	4,362	632
Amortization of intangible assets resulting from assets and business acquisitions	26,479	780	780	113
Adjusted income from operations (non-GAAP)	111,900	181,522	190,462	27,611
Net income	42,800	130,335	135,094	19,584
Add:
Share-based compensation expenses	12,733	9,102	4,362	632
Amortization of intangible assets resulting from assets and business acquisitions	26,479	780	780	113
Less:
Tax effects of amortization of intangible assets resulting from assets and business acquisitions	(3,972)	(116)	(117)	(17)
Adjusted net income (non-GAAP)	78,040	140,101	140,119	20,312
Adjusted net income per ordinary share (non-GAAP):
Basic	0.48	0.87	0.87	0.13
Diluted	0.48	0.86	0.87	0.13
Weighted average number of shares used in calculating net income per ordinary share
Basic	161,373,633	161,005,931	160,826,793	160,826,793
Diluted	162,568,603	162,019,666	161,376,066	161,376,066